Exhibit (a)(14)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN FINLAND

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Finland. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant although this result is not completely certain.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Wealth Tax. Depending on your total net assets, you may be subject to wealth tax on your vested options.

Exercise of New Option Grant. You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Sale of Shares. When you subsequently sell the shares, you will recognize capital gain in an amount equal to the lesser of (i) the difference between the sale price and the fair market value of the shares on the date of exercise plus any sales costs incurred in connection with the sale or (ii) 80% of the sales proceeds.